                October 2, 2015
VIA EDGAR Cecilia Blye Chief, Office of Global Security Risk Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Diana Containerships Inc. Form 20-F for the Fiscal Year Ended December 31, 2014 Filed March 23, 2015 File No. 001-35025
Dear Ms. Blye:
On behalf of Diana Containerships Inc. (the "Company"), we submit this further response to your letter dated August 19, 2015 (the Comment Letter"), in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") presented comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2014. As discussed in our telephone conversation on September 29, 2015, the Company wishes to supplement its response to the Staff's comments set forth in our letter to you dated September 16, 2015.
In response to the third comment contained in the Comment Letter, the Company acknowledges its obligation under Securities Exchange Act Section 13(r)(1)(D)(iii) to include disclosure in its annual report if, during the period covered by the report, any of its affiliates knowingly conducted any transaction or dealing with any person or entity identified under Section 560.304 of Title 31, Code of Federal Regulations (relating to the definition of the Government of Iran) without the specific authorization of a Federal department or agency.  The Company undertakes to make reasonable inquiries of its affiliates in order to include such disclosure, and, if applicable, to make such filings in the future as required by Section 13(r).

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1265.
Very truly yours, SEWARD & KISSEL LLP By: /s/ Edward S. Horton Edward S. Horton
cc: Andreas Michalopoulos Chief Financial Officer Diana Containerships Inc. Pendelis 18, 17564 Palaio Faliro, Athens, Greece

Diana Containerships Inc.
Pendelis 18, 17564 Palaio Faliro,
Athens, Greece

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cecilia Blye

Re:            Diana Containerships Inc.

  October 2, 2015

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	The Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

DIANA CONTAINERSHIPS INC.

By:            /s/ Andreas Michalopoulos
Name:          Andreas Michalopoulos
Title:	Chief Financial Officer